UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



09057195

SEC FILE NO.
8-66198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/08_____ AND ENDING____12/31/08____
           mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HOLBROOK & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

523 FOURTH STREET, SUITE 204
        (No and Street)

SAN RAFAEL   CALIFORNIA   94901
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER HOLBROOK   (415) 453-9600
                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION
INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
    (Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, Walnut Creek, California 94596
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  (X) Certified Public Accountant
  ( ) Public Accountant
  ( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **PETER HOLBROOK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HOLBROOK & COMPANY, LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____


_____

Signature

_____

Title


_____
Notary Public

JUANA ISABEL CANO
COMM. # 1806108
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires JULY 10, 2012

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Holbrook & Company, LLC

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8

Supplementary Information

Schedule I:
    Computation of Net Capital Under Rule 15c3-1
    Reconciliation with Company's Net Capital Computation   12

Schedule II:
    Computation for Determination of
      Reserve Requirements Pursuant to Rule 15c3-3
    Information for Possession or Control
      Requirements Under Rule 15c3-3   13

Independent Auditor's Report on Internal Control   14

675 Ygnacio Valley Road, Suite B-213   *(925) 933-2626*
Walnut Creek, California 94596   *Fax (925) 944-6333*

Independent Auditor's Report

Managing Member
Holbrook & Company, LLC
San Rafael, California

We have audited the accompanying statement of financial condition of Holbrook & Company, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Holbrook & Company, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2009

Holbrook & Company, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	21,464
Accounts receivable, net of		
$9,450 allowance for doubtful accounts		14,050
Prepaid expenses and other assets		989
Furniture and equipment, net of		
$7,436 accumulated depreciation		2,543
Total assets	$	39,046

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	2,303
Member's equity		36,743
Total liabilities and member's equity	$	39,046

See independent auditor's report and accompanying notes.

4

Holbrook & Company, LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues:		
Investment banking fees	$	319,606
Other income		526
Total revenues		320,132
Expenses:		
Professional fees		20,130
Rent		19,888
Research fees		12,530
Bad debt		9,450
Depreciation		1,802
Other operating expenses		62,204
Total expenses		126,004
Income before taxes		194,128
Tax provision		800
Net income	$	193,328

Holbrook & Company, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2008

Member's Equity at December 31, 2007	$	77,466
Capital contributions		60,730
Distributions		(294,781)
Net income		193,328
Member's Equity at December 31, 2008	$	36,743

Holbrook & Company, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	193,328
Adjustments to reconcile net income to net		
cash provided (used) by operating activities:		
Bad debt expense		9,450
Depreciation		1,802
Fees received in securities		(806)
(Increase) decrease in:		
Accounts receivable		(13,500)
Prepaid expenses and other assets		3,497
Increase (decrease) in:		
Accounts payable and accrued expenses		(920)
Due to member		(3,475)
Net cash provided (used) by operating activities		189,376
CASH FLOWS FROM INVESTING ACTIVITIES		
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		60,730
Distributions		(263,950)
Net cash provided (used) by financing activities		(203,220)
Net increase (decrease) in cash and cash equivalents		(13,844)
Cash and cash equivalents, beginning of year		35,308
Cash and cash equivalents, end of year	$	21,464
NON-CASH FINANCING AND INVESTING ACTVITIES		
Distribution of securities	$	831
Distribution of accounts receivable	$	30,025
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	9
Taxes paid	$	800

See independent auditor's report and accompanying notes.

(1)   <u>Organization</u>

Holbrook & Company, LLC (the Company) was organized as a California limited liability company on December 20, 2004 and operates in San Rafael, California. The Company became a member of the National Association of Securities Dealers on February 10, 2004 and engages in mergers and acquisition and private placement advisory services primarily with growth companies on a fee basis.

(2)   <u>Summary of Significant Accounting Policies</u>

<u>Investment Banking Fees</u>
Investment banking revenues are earned from providing merger and acquisition and private placement advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable. The Company may receive securities as part of its investment banking fee income. The amount of revenue recognized on receipt of these securities is determined based on management's estimate of the fair market value of the securities received. Under Company policy, all securities received are immediately distributed to its sole member.

<u>Accounts Receivable</u>
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable.

<u>Furniture and Equipment</u>
Furniture and equipment is stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three to seven years.

<u>Cash and Cash Equivalents</u>
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Holbrook & Company, LLC

Notes to the Financial Statements

December 31, 2008

(2)   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(3)   Operating Leases

The Company entered into a three month lease for office space in San Rafael, California. The current lease expires February 28, 2009 and the Company is currently paying $750 per month until negotiations on a new lease are completed.

(4)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $19,161, which exceeded the requirement by $14,161.

Holbrook & Company, LLC

Notes to the Financial Statements

December 31, 2008

(5)   Risk Concentrations

Due to the nature of the merger and acquisition and private placement advisory service business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 63% of revenue, $200,806, was generated from one customer.

SUPPLEMENTAL INFORMATION

Holbrook & Company, LLC

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net Capital			
Total member's equity qualified for net capital			$ 36,743
Less: Non-allowable assets			
Accounts receivable (net)	$	14,050	
Prepaid expenses and other assets		989	
Furniture and equipment (net)		2,543	
Total non-allowable assets			17,582
Net capital			19,161
Net minimum capital requirement of 6.67% of aggregate indebtedness of $2,303 or $5,000, whichever is greater			5,000
Excess net capital			$ 14,161

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008	$ 20,061
Decrease in member's equity	(12,152)
Decrease in non-allowable assets	11,252
Net capital per above computation	$ 19,161

Holbrook & Company, LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

<u>Independent Auditor's Report on Internal</u>
<u>Accounting Control Required by SEC Rule 17a-5</u>

Managing Member
Holbrook & Company, LLC
San Rafael, California

In planning and performing our audit of the financial statements and supplemental schedules of Holbrook & Company, LLC (the Company) for the year ended December 31, 2008, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2009